SECURITIES EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

 X   Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

OR

Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission file number 0-1402

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Lincoln Electric Company
Employee Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117-1199

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lincoln Electric Company
Employee Savings Plan

By: /S/ H. JAY ELLIOTT
_____

H. Jay Elliott
Senior Vice President,
Chief Financial Officer And Treasurer

Date: June 27, 2003

FINANCIAL STATEMENTS AND SCHEDULE
(MODIFIED CASH BASIS)

The Lincoln Electric Company Employee Savings Plan
December 31, 2002 and 2001

Plan Sponsor and Administrator

The Lincoln Electric Company
Cleveland, Ohio 44117
(216) 481-8100

Employer Identification Number: 34-0359955

TABLE OF CONTENTS

Report of Independent Auditors
Statements of Net Assets Available for Benefits (Modified Cash Basis)
Statements of Net Assets Available for Benefits (Modified Cash Basis)
Notes to Financial Statements (Modified Cash Basis)
Form 5500, Schedule H, Line 4(I) – Schedule of Assets (Held at End of Year)
EXHIBITS
EX-23 CONSENT OF INDEPENDENT AUDITORS
EX-99.1 Section 906 Cert

Report of Independent Auditors

Plan Administrator
The Lincoln Electric Company
   Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The Lincoln Electric Company Employee Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2002, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young

Cleveland, Ohio
May 30, 2003

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The Lincoln Electric Company
Employee Savings Plan

Statements of Net Assets Available for Benefits
(Modified Cash Basis)

	December 31	
	2002	**2001**
Assets		
Investments	$ 34,781,891	$120,993,467
Receivables:		
Investment income receivable	207,741	194,984
Pending sales of investments and other receivables	73,857,899	136,242
	74,065,640	331,226
Total assets	108,847,531	121,324,693
Liabilities		
Accrued purchases of investments and other payables	—	801,168
Net assets available for benefits	$108,847,531	$120,523,525

See notes to financial statements (modified cash basis).

The Lincoln Electric Company
Employee Savings Plan

Statements of Net Assets Available for Benefits
(Modified Cash Basis)

Year ended December 31, 2002

Additions	
Interest and dividends	$ 1,826,962
Contributions:	
Participants	7,975,004
Employer	3,320,627
Total additions	13,122,593
Deductions	
Net depreciation in fair value of investments	17,506,209
Benefits paid directly to participants	7,292,378
Total deductions	24,798,587
Net decrease	(11,675,994)
Net assets available for benefits, at beginning of year	120,523,525
Net assets available for benefits, at end of year	$108,847,531

See notes to financial statements (modified cash basis).

The Lincoln Electric Company Employee Savings Plan

Notes to Financial Statements (Modified Cash Basis)

December 31, 2002

1. Description of Plan

The following description of The Lincoln Electric Company Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering certain employees of Lincoln Electric Holdings, Inc. and its subsidiaries (the Company) as defined by the Plan, as amended. The Plan provides that employees will be eligible for participation in the Plan following six months of full time employment or 1,000 hours in any year of service. with the Company and its subsidiaries. The Plan provides a Financial Security Program (FSP) feature to certain eligible participants who made an irrevocable election to participate in the program and to all eligible participants who were hired on or after November 1, 1997. Participants in the FSP program receive a Company contribution to the Plan of 2% of their base pay. The amount of the FSP contribution was $1,284,677 and $1,340,284 for 2002 and 2001, respectively. FSP contributions are invested in the same manner as participant contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 20, 2001, the Plan was amended to provide that the Company Common Stock Fund be considered as an Employee Stock Ownership Plan (ESOP) as defined by the Internal Revenue Code (IRC). Under the provisions of the ESOP, dividends paid on shares of Company Common Stock are either paid directly to the participant or reinvested in the Company Common Stock Fund based upon the election of the participant. Participants maintain the right to direct investments in the Company Common Stock Fund.

Contributions and Vesting

Each year, participants may make pre-tax contributions to the Plan of 1% or more (in whole percentages) of their regular and/or bonus pay up to the maximum amount as set by the Internal Revenue Service ($11,000 for 2002 and $10,500 for 2001). Participants are immediately vested in their contributions plus actual earnings thereon. A participant for whose account a contribution is made shall have the right to direct Key Trust Company of Ohio, N.A. (the Trustee) to invest such contribution in any one fund or in a combination of funds in 5% increments.

The Company contributes 35% of the first 6% of compensation contributed by the participant to the Plan. Matching contributions are made monthly and are 100% vested after an employee has attained three years of service. The Company match is discretionary and can be suspended or terminated at any time (see Note 8).

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions to the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Participant Loans

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate computed as the prime rate in effect at the loan origination date plus 1%, as determined by the Trustee. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Participants may receive the value of their account in a single sum payment or in ten or fewer annual installment payments following separation from the Company, whether by retirement, disability or otherwise, except that if the full value of a participant's account is $5,000 or less, or if the participant dies and his/her account is payable to his/her beneficiary, such account balance will be paid in a single sum payment. Participants who leave the Company may withdraw their money at any time. Withdrawal must begin no later than April 1 of the calendar year following the later of the calendar year in which age 70-1/2 is attained or the calendar year in which the participant is terminated. A participant or beneficiary may elect to receive the portion of their distribution which is attributable to their interest in the Company Common Stock Fund in the form of whole shares of Company stock with any fractional shares of Company stock in cash.

1. Description of the Plan (continued)

Plan Termination

Although the Company has not expressed any intent to do so, it has the right to amend, modify, suspend or terminate the Plan subject to the provisions of ERISA at any time. Upon termination of the Plan, the rights to benefits accrued by participants or their beneficiaries, to the extent that such benefits are funded or credited to participants' accounts, shall be nonforfeitable. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of the participants or their beneficiaries.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States. Employee contributions are recorded when received by the Trustee, whereas investment income and other plan receivables are recorded when earned and other plan payables are recorded when incurred.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The units of registered investment companies are valued at quoted market prices, which represent the net asset values of units held by the Plan at year-end. The common shares of the Company are valued at the last reported sales price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

6

2. **Summary of Significant Accounting Policies (continued)**

Administrative Expenses

All costs and expenses incurred in connection with the administration of the Plan and trust were paid by the Company in 2002 and 2001.

3. **Transfer of Assets to New Trustee**

On December 31, 2002, all investments, excluding Lincoln Electric Holdings, Inc. Common Shares and an Employee Benefits Money Market Fund, were sold in order to facilitate the transfer of the plan assets to a new trustee during January 2003 (see Note 8 – Subsequent Event). The cash was received for these sales on January 2, 2003. This transaction resulted in $73,857,899 being recorded as Pending sales of investments on December 31, 2002.

4. **Investments**

During 2002, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

	Net Realized and Unrealized Depreciation in Fair Value of Investments
Units of registered investment companies	$(15,824,739)
Lincoln Electric Holdings, Inc. Common Shares	(1,681,470)
	(17,506,209)

7

4. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan's net assets available for benefits at December 31, 2002 and 2001, are as follows:

	2002	2001
Lincoln Electric Holdings, Inc. Common Shares	$29,935,265	$32,064,987
Fidelity Advisors Equity Growth Fund	—	21,470,962
Victory Stock Index Fund	—	11,416,282
Franklin Small-Mid Cap Growth Fund	—	9,296,703
Victory Defined Contribution Services Gradison Government Reserves Fund	—	8,690,328
Templeton Foreign Fund	—	7,434,933
AIM Balanced Fund	—	7,014,007

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 22, 1996, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Transactions with Parties-in-Interest

Party-in-interest transactions included the investment in the proprietary funds of the Trustee and the payment of administrative expenses. Such transactions are exempt from being prohibited transactions.

At December 31, 2002, the Plan held 1,293,100 Common Shares of Lincoln Electric Holdings, Inc., the Plan Sponsor, with a market value of $29,935,265. For the year ended December 31, 2002, the Plan received dividends on Lincoln Electric Holdings, Inc. Common Shares of $771,185. At December 31, 2001, the Plan held 1,311,988 Common Shares of Lincoln Electric Holdings, Inc. with a market value of $32,064,987.

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7. Difference Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,	
	2002	**2001**
Net assets available for benefits per financial statements	$108,847,531	$120,523,525
Less:		
Lincoln Electric deemed loan for pooled loans	(113,918)	(113,021)
Net assets available for benefits per the Form 5500	$108,733,613	$120,410,504

The Lincoln Electric deemed loan for pooled loans are loans that are in default by participants of the Plan. While the U.S. Department of Labor does not recognize these loans as assets for regulatory reporting, they are included as assets (i.e. loans) in the financial statements of the Plan as these loans are collateralized by participant funds.

8. Subsequent Event – Change in Plan Trustee

The transfer of all Plan assets from the Trustee to Fidelity Investment Services was completed as of January 16, 2003. Accordingly, at December 31, 2002, all of the investments were sold and classified as a receivable.

Effective March 16, 2003, the Company elected to temporarily suspend matching contributions to the Plan. This suspension of the matching contribution does not impact the contribution made by the Company under the provisions of the FSP.

9

The Lincoln Electric Company Employee Savings Plan

EIN: 34-0359955   Plan Number: 005

Form 5500, Schedule H, Line 4(I) – Schedule of Assets
(Held at End of Year)

December 31, 2002

Common/Collective Trust:		
Key Trust Company of Ohio, N.A. - Employee Benefits Money Market Fund*		**$ 479,509**
Common stock:		
Lincoln Electric Holdings, Inc.*	1,293,100 common shares	**29,935,265**
Participants loans*	5.25% to 10.5% various maturities	**4,367,117**
		$34,781,891

* Indicates party-in-interest to the Plan.

EXHIBITS

Exhibit No.	Description
23	Consent of Independent Auditor
99.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.